LockeBridge Partners, Inc.
Statement of Cash Flows
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(18,294)
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Accrued Expenses		91
NET CASH USED IN OPERATING ACTIVITIES		(18,203)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contribution		10,000
NET DECREASE IN CASH		(8,203)
CASH BEGINNING OF YEAR		26,596
CASH END OF YEAR	$	18,393

The accompanying notes are an integral part of these financial statements.